Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Matthew Lehman
Date of Last Notice:	12 April 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 May 2013
No. of securities held prior to change	1) Ordinary Fully Paid Shares
		Shares	Options
	Direct	1,205,263	1,700,000
	Indirect	—	—
	Total	1,205,263	1,700,000

	2) American Depositary Receipts (ADR)
		Shares	Options
	Direct	2,500	—
	Indirect	—	—
	Total	2,500	—

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class	1) Ordinary Fully Paid Shares 2) American Depositary Receipts (ADR) traded on the NASDAQ 1 ADR = 30 ordinary fully paid shares
Number acquired	1) Ordinary Fully Paid Shares
		Shares	Options
	Direct	412,500	—
	Indirect	—	—
	Total	412,500	—

2) American Depositary Receipts (ADR)
		Shares	Options
	Direct	—	—
	Indirect	—	—
	Total	—	—

Number disposed
		Shares	Options
	Direct	—	—
	Indirect	—	—
	Total	—	—

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$ 33,000
No. of securities held after change	1) Ordinary Fully Paid Shares
		Shares	Options
	Direct	1,617,763	1,700,000
	Indirect	—	—
	Total	1,617,763	1,700,000

2) American Depositary Receipts (ADR)
		Shares	Options
	Direct	2,500	—
	Indirect	—	—
	Total	2,500	—

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquiring 412,500 fully paid ordinary shares via the SPP and shortfall placement at $0.08 each

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided on what date was this provided?

17.05.2013

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3